# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: REVIVA PHARMACEUTICALS HOLDINGS, INC., CIK 0001742927
CUSIP: 76152G209
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: Vedanta Management, L.P., 250 West 55th Street, Ste 16C, New York, New York (NY), 10019
Date of event which requires filing of this statement: 03/20/2026
Amends the filing with accession number 0001493152-25-028783
Filed by CIK 0001015823
Persons authorized to receive notices and communications: Parag Saxena, Vedanta Management, L.P.,, 250 West 55th Street, Ste 16C, New York, New York (NY), 10019, 212-710-5220

## Reporting persons
- Parag Saxena (CIK 0001015823): type of reporting person: individual (IN); citizenship or place of organization: India (K7); source of funds: affiliate funds (AF), working capital (WC); sole voting power 45,047; shared voting power 318,233; sole dispositive power 45,047; shared dispositive power 318,233; aggregate amount beneficially owned 363,280 (2.8% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: REVIVA PHARMACEUTICALS HOLDINGS, INC.
Address of issuer's principal executive offices: Vedanta Management, L.P., 250 West 55th Street, Ste 16C, New York, New York (NY), 10019
Comment: This Amendment No. 13 to Schedule 13D (this "Amendment No. 13"), filed on behalf of Parag Saxena (the "Reporting Person"), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 4, 2018, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3 on January 19, 2021, Amendment No. 4 on June 3, 2021, Amendment No. 5 on September 12, 2022, Amendment No. 6 on November 30, 2023, Amendment No. 7 on May 31, 2024, Amendment No. 8 on August 23, 2024, Amendment No. 9 on January 31, 2025, Amendment No. 10 on July 1, 2025, Amendment No. 11 on September 24, 2025, and Amendment No. 12 on December 22, 2025 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 13 does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover page to this Amendment No. 13 are incorporated by reference into this Item 5. The percentage set forth in row 13 of the cover page is based on 12,810,377 outstanding shares of common stock, par value $0.0001 per share ("Common Stock"), of Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the "Issuer"), as of March 20, 2026, as reported directly by the Issuer to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 13 is incorporated by reference. The 363,280 shares of Common Stock reported as beneficially owned on this Amendment No. 13 by Mr. Saxena consist of the following: (i) 45,047 shares of Common Stock held directly, (ii) 46,550 shares of Common Stock held by Vedanta Associates-R, (iii) 19,950 shares of Common Stock held by Beta Operators, (iv) 4,977 shares of Common Stock held by Vedanta Associates, (v) 60,605 shares of Common Stock underlying warrants held by Vedanta Associates-R, (vi) 58,442 shares of Common Stock underlying warrants held by Beta Operators, (vii) 29,269 shares of Common Stock underlying warrants held by Vedanta R2, (viii) 25,692 shares of Common Stock underlying pre-funded warrants held by Vedanta Associates-R, (ix) 43,479 shares of Common Stock underlying pre-funded warrants held by Beta Operators, (x) 29,269 shares of Common Stock underlying pre-funded warrants held by Vedanta R2, and (xi) 1,480 underlying options that are fully vested as of March 24, 2026 (the "Filing Date"). As a result, Mr. Saxena is deemed to beneficially own approximately 2.8% of the outstanding shares of Common Stock of the Issuer as of the Filing Date. The securities beneficially owned by Mr. Saxena exclude 410 shares underlying options that are unvested as of 60 days of the Filing Date. In accordance with Rule 13d-3, the beneficial ownership percentage for the Reporting Person assumes that the warrants and options that can be exercised within 60 days of the Filing Date, if any, held by the Reporting Person have been exercised, and that no other warrants or options have been exercised.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions during the past sixty (60) days from the date of this filing in any securities of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise reported herein, no person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be a beneficial holder of more than five percent of the Issuer's Common Stock on March 20, 2026.

## Signatures
- Parag Saxena: /s/ Parag Saxena, Parag Saxena/Individual (03/24/2026)